October 31, 2024

Alexander Shen
Chief Executive Officer
TECHPRECISION CORP
1 Bella Drive
Westminster, MA 01473

       Re: TECHPRECISION CORP
           PREC14A filed October 23, 2024
           File No. 1-41698
Dear Alexander Shen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PREC14A filed October 23, 2024
General

1. Please mark the proxy statement and form of proxy as "preliminary." See Rule 14a-
       6(e)(1).
Vote Required for Action, page 4

2. Your disclosure indicates that brokers will have discretionary authority to vote on the ratification of Marcum LLP. In your response letter, please explain the basis for your belief that brokers solicited by the Wynnefield Group will have discretion on any matters to be voted upon at the annual meeting, or revise.
Proxy Contest, page 5

3. We note the following disclosure: "IF YOU WISH TO VOTE AS RECOMMENDED BY THE BOARD, THEN YOU SHOULD ONLY SUBMIT WHITE UNIVERSAL
       PROXY CARDS." This statement is confusing, since shareholders may vote for some
 October 31, 2024
Page 2

       or all of the Company's nominees and other proposals using the Wynnefield Group's proxy card. Please revise to clarify.
4.     Refer to the following statement on page 5 and our last comment above:
"If you vote
       'WITHHOLD' with respect to either of the Wynnefield Nominees using the proxy card sent to you by the Wynnefield Group, then your vote will not be counted as a vote for any of the director nominees recommended by the Board, but will result in the revocation of any previous vote you may have cast on the WHITE universal proxy card." This disclosure is confusing, since shareholders may vote "FOR" the Company nominees on the Wynnefield Group's proxy card, while also marking "WITHHOLD"
       as to the Wynnefield Nominees on that card. Please revise to clarify. Corporate Governance, page 7

5. Please revise your disclosure on pages 7 and 8. Your disclosure states on page 7 the following: "For biographical information regarding Mr. Shen, please see 'Board's
       Directors/Nominees' above" (emphasis added). It appears, however, that the descriptions of John A. Moore and Walter M. Schenker, both of whom do not
       appear to be executive officers, and Alexander Shen are on page 8 under "Executive
       Officers."
Security Ownership of Certain Beneficial Owners and Management, page 14

6. We note the following disclosure: "There are no individuals or entities known by
       TechPrecision (through their Section 13 filings), excluding directors and Named
       Executive Officers, to own more than 5% of the outstanding Common Stock as of ,
       2024." However, Schedule 13D filed on July 2, 2024, by Wynnefield Partners Small
       Cap Value, L.P. I, among others, reflects that the filers as a group owns more than 5%
       of the Common Stock. The Wynnefield Group's preliminary proxy statement, filed on
       October 28, 2024, also states that "[a]s of July 2, 2024, the Soliciting Group beneficially owned approximately 7% of the Common Stock outstanding in the aggregate." Please revise, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-
551-3263.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions